EXHIBIT 99.3

November 2024 NOVONIX: Capital Raising to Accelerate Growth NOVONIX TM

Important Notices and Disclaimers The information contained in this presentation (the “Presentation”) has been prepared by NOVONIX Limited (ACN 157 690 830) (the “Company” or “NOVONIX” or “we” or "our") and includes information about an institutional placement of new fully paid ordinary shares in the Company (“New Shares”), which consists of a fully underwritten unconditional tranche (“Institutional Placement”)1 and a pre-committed conditional tranche that is subject to shareholder approval (“Conditional Placement” and together with the Institutional Placement, the “Placement” or “Offer”). While reasonable care has been taken by the Company in relation to the preparation of this Presentation, to the fullest extent permitted by law, no representation, expressed or implied, or warranty as to the accuracy, adequacy, reliability or completeness of any statements, estimates, opinions or any other information contained herein is made by any party and nothing contained herein shall be relied upon as a promise or representation as to the future. In all cases, recipients should conduct their own investigation and analysis of NOVONIX. Summary Information This Presentation contains summary information about NOVONIX and its activities which is current as at the date of this Presentation. The information in this Presentation is of a general nature and does not purport to be complete nor does it contain all the information which a prospective investor may require in evaluating a possible investment in NOVONIX. This Presentation should be read in conjunction with NOVONIX’s other periodic and continuous disclosure announcements lodged with the Australian Securities Exchange (“ASX”) which are available at www.asx.com.au. Not Financial Product Advice This Presentation, including the information contained in this disclaimer is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law, and does not contain all information relevant or necessary for an investment decision or that would be required in a prospectus or product disclosure statement prepared in accordance with the requirements of the Corporations Act 2001 (Cth) (“Corporations Act”). It is for information purposes only and does not constitute an offer, invitation or recommendation to subscribe for or purchase any security and neither this Presentation, disclaimer nor anything contained in them forms the basis of any contract or commitment, nor do they constitute financial product or investment advice. This Presentation will not be lodged with the Australian Securities and Investments Commission (“ASIC”). This Presentation does not take into account your individual investment objectives, financial situation or particular needs. You must not act on the basis of any matter contained in this Presentation, but must make your own assessment of the Company. You may wish to seek independent legal, financial, regulatory and taxation advice before making any decision in respect of this Presentation. Neither the Company nor any of its related bodies corporate is licensed to provide financial product advice in respect of the Company’s securities or any other financial products. Cooling off rights do not apply to the acquisition of Shares. An investment in New Shares is subject to investment and other known and unknown risks, some of which are beyond the control of the Company. The Company does not guarantee any particular rate of return or the performance of the Company nor does it guarantee any particular tax treatment. Investors should have regard to the Risk Factors section of this Presentation when making their investment decision. These risks, together with other general risks applicable to all investments in listed securities not specifically referred to, may affect the value of shares in the Company (including New Shares) in the future. There is no guarantee that the New Shares will make a return on the capital invested or that there will be an increase in the value of the New Shares in the future. Financial information All financial information in this Presentation is in Australian dollars (A$) unless otherwise stated. Certain figures, amounts, percentages, estimates, calculations of value and fractions provided in this Presentation are subject to the effect of rounding. Accordingly, the actual calculation of these figures may differ from the figures set out in this Presentation. Industry and Market Data This Presentation contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources. This Presentation also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party. ASX: NVX | Nasdaq: NVX 2

Important Notices and Disclaimers Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this Presentation and we believe the third-party market position, market opportunity and market size data included in this Presentation are reliable, we have not independently verified the accuracy or completeness of this third- party data. Information that is based on projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports. Joint Lead Managers Citigroup Global Markets Australia Pty Ltd (ABN 64 003 114 832) (“Citi”) and Jefferies (Australia) Pty Ltd (ABN 76 623 059 898) (“Jefferies”) are acting as joint lead managers, bookrunners and underwriters in relation to the Institutional Placement and as joint lead managers in relation to the Conditional Placement (“Joint Lead Managers”) on the terms and conditions of an underwriting agreement entered into with NOVONIX. The Conditional Placement is not underwritten by the Joint Lead Managers. The Joint Lead Managers and its affiliates, and related bodies corporate, and each of their respective directors, partners, officers, employees, contractors, consultants, advisers and agents (together, the “LM Group”) have not authorised, permitted or caused the issue or lodgement, submission, dispatch or provision of this Presentation and there is no statement in this Presentation which is based on any statement made by any member of the LM Group. The Joint Lead Managers and their affiliates are full service financial institutions engaged in various activities, which may include trading, financial advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services including for which they have received or may receive customary fees and expenses or other transaction consideration. Members of the LM Group may have interests in the securities of the Company, including being directors of, or providing investment banking services to, the Company. Further, in the ordinary course of their various business activities they the Joint Lead Managers and their affiliates may act as a market maker or buy, hold or sell a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and those investment and trading activities may involve or relate to assets, securities and/or instruments in the Company, and/or persons and entities with relationships with the Company. The Joint Lead Managers and their affiliates may also communicate independent investment recommendations, market colour or trading ideas and/or publish or express independent research views in respect of those assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in those assets, securities and instruments. The Joint Lead Managers (and/or their affiliates) may receive and retain fees, profits and financial benefits in each of the above capacities and in connection with the above activities. In connection with the Offer, one or more investors may elect to acquire an economic interest in the New Shares (“Economic Interest”), instead of subscribing for or acquiring the legal or beneficial interest in those shares. The Joint Lead Managers (or their affiliates) may, for their own respective accounts, write derivative transactions in the Offer and/or the secondary market. As a result of those transactions, the Joint Lead Managers (or their affiliates) may be allocated, subscribe for or acquire New Shares or shares of the Company in the Offer and/or the secondary market, including to hedge those derivative transactions, as well as hold long or short positions in those shares. These transactions may, together with other shares in the Company acquired by the Joint Lead Managers (or their affiliates) in connection with their ordinary course sales and trading, principal investing and other activities, result in the Joint Lead Managers (or their affiliates) disclosing a substantial holding and earning a fee. The Joint Lead Managers are acting as joint lead managers, bookrunners and underwriters to the Institutional Placement and as Joint Lead Managers to the Conditional Placement for which it has received or expects to receive fees and expenses. No member of the LM Group has independently verified any of the information in this Presentation nor accepts any responsibility or liability for the contents of this Presentation nor makes any warranty or representation as to the accuracy of the information in this presentation. To the maximum extent permitted by law, members of the LM Group: • exclude and disclaim all liability for losses incurred as the result of any information in this Presentation being inaccurate or incomplete. This includes, without limitation, any responsibility or liability arising from fault, negligence, or negligent misstatement for any loss (whether foreseeable or not and whether direct, indirect, incidental, consequential, special or economic loss or damage) including, without limitation, any loss or profit or anticipated profit, fines or penalties, loss of business or anticipated savings, loss of use, business interruption or loss of goodwill, bargain or opportunities, arising from the use of, or reliance on anything contained in or omitted from, this Presentation or its contents or otherwise arising in connection with it; • disclaim any obligation or undertaking to release any updates or revisions to the information in thisPresentation to reflect any change in expectations or assumptions; and • do not make any representation or warranty, express or implied, in this Presentation as to the accuracy, ASX: NVX | Nasdaq: NVX 3

Important Notices and Disclaimers reliability, completeness or fairness of the information, opinions and conclusions contained in this Presentation or that this Presentation contains all material information about the Company or that a prospective investor or purchaser may require in evaluating a possible investment in the Company or acquisition of securities in the Company, or likelihood of fulfilment of any forward- looking statement or any event or results expressed or implied in any forward-looking statement. Recipients should make their own enquiries in relation to any investment decisions, and it has not been assumed that recipients will use the information in this Presentation as part of their investment decision without making their own enquiries and obtaining independent advice. The Company and members of the LM Group make no recommendation as to whether a reader of this Presentation should participate in the Placement and make no warranties (expressed or implied) concerning the Offer. The reader acknowledges that neither it nor members of the LM Group intend that any member of the LM Group act or be responsible as a fiduciary, or assume any duty, to the reader, its officers, employees, consultants, agents, security holders, creditors or any other person. Except where otherwise agreed expressly in writing, each of the reader and the Joint Lead Managers (on behalf of each other member of the LM Group), by accepting and providing this Presentation respectively, expressly disclaims any fiduciary relationship between them, or the assumption of any duty by the LM Group to the reader, and agrees that it is responsible for making its own independent judgments with respect to the Offer, any other transaction and any other matters arising in connection with this Presentation. Determination of eligibility of investors for the purposes of the Offer is determined by reference to a number of matters, including legal requirements and the at discretion of the Company and the Joint Lead Managers. The Company and the members of the LM Group disclaim any duty or liability (including for negligence) in respect of the exercise of that discretion, to the maximum extent permitted by law. Cautionary Note Regarding Forward-Looking Statements This Presentation contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this Presentation include, among others, statements we make regarding our progress and timing of meeting our target production capacity and scaling of production at our Riverside and planned new facilities, our ability to meet the demands, qualifications and timelines of our existing and future customers and to realize the benefits of our collaborations with customers such as LG Energy Solution and PowerCo, our estimates of existing and future customer offtake volumes and demand, the anticipated operating costs, pricing and other operating performance metrics of our Riverside facility, the expected economic impact of the U.S. Department of Energy Office of Manufacturing & Energy Supply Chains US$100 million grant and the US$103 million tax credit under the Qualifying Advanced Energy Project Allocation Program, our ability to obtain and benefit from additional government funding and other support, including a loan from the DOE Loan Programs Office, future growth through sales of advanced battery materials, battery testing equipment and cell development and testing services, the continued investment in, and the commercialization and potential results of, our cathode synthesis technology and pilot line, and our ability to help lead the localization of the North American supply chain for synthetic graphite and achieve and maintain market recognition as a leader in the battery materials sector. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, current and future customer demand, and our expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact of government support, our ability to develop and commercialize our cathode materials and produce them at volumes with acceptable performance, yields and costs and without substantial delays or operational problems, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in the Risk Factors section of this Presentation and in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. ` ASX: NVX | Nasdaq: NVX 4

Important Notices and Disclaimers Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this Presentation. Accordingly, recipients of this Presentation should not place undue reliance on forward-looking statements. Any forward-looking statement in this Presentation is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law. Information on past performance and pro forma historical financial information in the Presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of future performance. Actual results could differ materially from those referred to in the forward-looking statements in this Presentation. Unless otherwise stated, the information in this Presentation is based on the Company’s own information and estimates and has not been subject to review or audit. Not for Release to U.S. Wire Services or Distribution in the United States This Presentation may not be released to U.S. wire services or distributed in the United States. This Presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or in any other jurisdiction in which such an offer would be illegal. The New Shares have not been, and will not be, registered under the U.S. Securities Act of 1933 (“U.S. Securities Act”) or the securities laws of any state or other jurisdiction of the United States. Accordingly, the New Shares may not be offered or sold, directly or indirectly, in the United States, unless they have been registered under the U.S. Securities Act (which the Company has no obligation to do or procure), or are offered and sold in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act and any other applicable state securities laws. Foreign Selling Restrictions The distribution of this Presentation in other jurisdictions outside Australia may also be restricted by law as contemplated in the 'Foreign Selling Restrictions' set out at the end of this Presentation, and any such restrictions should be observed. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. By accepting this Presentation you represent and warrant that you are entitled to receive such Presentation in accordance with the above restrictions and agree to be bound by the limitations contained herein. Trademarks, Service Marks and Trade Names Throughout this Presentation, there are references to various trademarks, service marks and trade names that are used in the Company’s business. “NOVONIX,” the NOVONIX logo and other trademarks or service marks of NOVONIX appearing in this Presentation are the property of NOVONIX or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation are listed without the ® or symbol, as applicable, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Presentation are the property of their respective owners. General The Company reserves the right to withdraw the Offer or any tranche of it or vary the timetable for the Offer or any tranche of it with the prior written consent of the Joint Lead Managers. This announcement has been authorised for release to the ASX by the Company's CEO, Chris Burns. 1. For further details on the terms and conditions of the underwriting arrangements, see slides 40 – 42. ASX: NVX | Nasdaq: NVX 5

# Executive Summary

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|---|---|
| **Capital Raising**<br>A$57.1 million (~US$37.3 million[3]) | • A$44.4 million (~US$29.0 million[3]) placement, representing 15% of issued capital<br>• The placement includes a US$5 million (~A$7.7 million[3]) conditional placement to Phillips 66, NOVONIX's largest shareholder[1]<br>• Offer price of A$0.60 ("Offer Price") per new share, representing a:<br>  ○ 29.7% discount to the 5-day VWAP up to and including 25 November 2024 of A$0.853<br>  ○ 37.8% discount to the last close of A$0.965 on 25 November 2024<br>• In addition to the placements, the Company will offer a non-underwritten share purchase plan[2] ("SPP") to raise approximately A$5 million (~US$3.3 million[3])<br>• Proceeds used for installing and commissioning key property, plant and equipment for 3K tpa at the Riverside facility by H1 2025 and continued build-out for commercial production to start late 2025<br>• Capital investments in Riverside will support ability to access the Department of Energy's ("DOE") Office of Manufacturing & Energy Supply Chains ("MESC") grant of US$100 million |
| **NOVONIX Overview** | • NOVONIX Anode Materials LLC ("NAM") – manufactures high performance synthetic graphite anode materials used in lithium-ion batteries that power electric vehicles, energy storage units, personal electronics, and medical devices<br>• NOVONIX Battery Technology Solutions, Inc. ("BTS") – industry leader in battery research and development, and provides advanced battery testing equipment and services on a global scale<br>• Cathode Materials – patented all-dry, zero-waste, nickel-based cathode synthesis technology that provides a simpler process flow, reduced operating costs and lower capital requirements |
| **Business Highlights** | • **Agreements with Tier 1 Customers:** Stellantis N.V. ("Stellantis"), PowerCo SE ("PowerCo"), Panasonic Energy and LG Energy Solution ("LGES")<br>• **Multiple sources of capital to scale operations:** US$100 million MESC grant, US$103 million investment tax credit under the Qualifying Advanced Energy Project Credit Allocation Program ("48C tax credit") and US$30 million LGES convertible notes<br>• Proceeds from the capital raising used to fund commercial production by the end of 2025<br>• Continued industry leading R&D efforts for battery materials (both anode and nickel-based cathode materials) |
| **Commercial Production and Planning** | • Commencing production in late 2025 to support the supply agreement with Panasonic Energy<br>• Independent engineering assessment of the Riverside production facility in Tennessee has been completed by Hatch Ltd.<br>• Leverage Riverside engineering to progress facility plans for a prospective greenfield site ("Greenfield") |

1. Phillips 66 participation is subject to shareholder approval and will be sought at the upcoming EGM
2. The Company has applied for waivers to the ASX Listing Rules 7.1 and 10.11. If the ASX does not grant these waivers, the issue of new shares under the SPP would be conditional on receipt of shareholder approval
3. Converted from AUD to USD based on the spot exchange rate as at 25 November 2024 on the RBA website

NOVONIX
ASX: NVX | Nasdaq: NVX
6

Overview of Proposed Capital Raising

# Equity Raising Overview

| | |
|---|---|
| **Offer Size & Structure** | • A$52.1 million (~US$34.0 million(1)) capital raising comprising of a placement in two tranches:<br>– Underwritten(2) institutional placement to raise approximately A$44.4 million (~US$29.0 million(1)) ("Institutional Placement")<br>– Committed investment from Phillips 66 for US$5 million (~A$7.7 million(1)), subject to shareholder approval that will be sought at an Extraordinary General Meeting expected to be held on or about 22 January 2025 ("Conditional Placement")<br>• The Company will also undertake a non-underwritten SPP to raise approximately A$5.0 million (~US$3.3 million(1))(3) and will be offered to eligible shareholders who can apply for up to A$30,000 of New Shares at the Offer Price (depending on final pricing per ASX Listing Rules)<br>• If demand exceeds this amount, the Company may scale back applications under the SPP at its absolute discretion<br>• Placement and SPP will issue up to approximately 95.2 million new fully paid ordinary shares (representing 19.3% of the total shares of the Company prior to the capital raising) |
| **Offer Pricing** | • Offer price of A$0.60 ("Offer Price") per new share, representing a:<br>○ 29.7% discount to the 5-day VWAP up to and including 25 November 2024 of A$0.853<br>○ 37.8% discount to the last close of A$0.965 on 25 November 2024 |
| **Use of Proceeds** | • Proceeds used for installing and commissioning property, plant and equipment for 3K tpa at the Riverside facility by H1 2025 and continued build-out for commercial production to start late 2025 |
| **Underwriting** | • The Institutional Placement will be fully underwritten by Citigroup Global Markets Australia Pty Ltd ("Citi") and Jefferies (Australia) Pty Limited ("Jefferies")<br>• The Conditional Placement and SPP are not underwritten |
| **Ranking** | • New Shares issued under the offer will rank equally with existing shares on issue |

1. Converted from AUD to USD based on the spot exchange rate as at 25 November 2024. on the RBA website
2. For further details on the terms and conditions of the underwriting arrangements, see slides 40 to 42
3. The Company may (in its absolute discretion), where the total applications under the SPP exceed $5 million, determine to increase the amount raised to reduce or eliminate the need to scale-back
4. Based on the placement capacity of ~74,064,647 shares

NOVONIX
ASX: NVX | Nasdaq: NVX
8

Sources and Uses of Proceeds Sources and Uses Sources(1) A$ million Institutional Placement 44.4 Conditional Placement 7.7 Total 52.1 Uses A$ million Property, Plant & Equipment(2) 52.1 1. Excludes any impact attributable to the SPP 2. Amounts necessary for working capital and general corporate purposes will be funded from current cash on-hand. Use of Proceeds(2) Property, Plant & Equipment • Proceeds used for installing and commissioning property, plant and equipment for 3K tpa at the Riverside facility by H1 2025 and continued build-out for commercial production to start late 2025 Non-dilutive Capital • Use of proceeds on Property, Plant & Equipment supports the ability to access US$100 million MESC grant, US$103 million 48C tax credit as well as state and local support secured for tax deferrals and job grant programs Share Purchase Plan • In addition to the Placement, retail shareholders will be offered a non-underwritten SPP of A$5.0 million • Any funds raised through the SPP will follow the same Use of Proceeds noted above ASX: NVX | Nasdaq: NVX 9

Equity Raising Timetable* Activity Date Trading halt and announcement of Placements and SPP Tuesday, 26 November 2024 Placements Institutional Placement Bookbuild closes 5:00pm on Tuesday, 26 November 2024 Announcement of completion of Institutional Placement Wednesday, 27 November 2024 Trading halt lifted Wednesday, 27 November 2024 Settlement of New Shares under the Institutional Placement Friday, 29 November 2024 Allotment of New Shares under the Institutional Placement Monday, 2 December 2024 SPP Record date for SPP 7:00pm on Monday, 25 November 2024 Dispatch of SPP Booklet and SPP opens Tuesday, 3 December 2024 SPP closes(1) Friday, 10 January 2025 Allotment of New Shares issued under the SPP Thursday, 16 January 2025 New Shares issued under the SPP commence trading on ASX Friday, 17 January 2025 Holding statement dispatch date Friday, 17 January 2025 * Timetable subject to change without notice. 1. To the extent that the Waiver is not granted, shareholder approval may be required which will mean that the SPP Closing Date will be extended to 23 January 2025 and final date to announce the SPP results and issue new shares under the SPP will be 30 January 2025. The Company reserves the right to close the SPP early or to withdraw the SPP, in its sole and absolute discretion, by lodging an announcement with ASX ASX: NVX | Nasdaq: NVX 10

Company Overview

Providing Revolutionary Solutions to the Battery Industry Investment Highlights Leading U.S. based battery materials and technology company with lower carbon footprint Binding Tier 1 offtake agreements with Stellantis, PowerCo and Panasonic Energy for all Riverside production volumes, to begin production of synthetic graphite in 2025 US$100m grant from the Department of Energy Manufacturing and Energy Supply Chains Office and US$103m Qualifying Advanced Energy Project Tax Credit to support Riverside buildout along with strategic investments from LG Energy Solution and Phillips 66 Patented all-dry, zero-waste NMC cathode synthesis process demonstrated at pilot scale – reducing cost and environmental footprint BTS provides competitive advantage to accelerate innovation Riverside Facility in Chattanooga, Tennessee ASX: NVX | Nasdaq: NVX 12

Competitive Advantage Through Synergistic Operating Structure NOVONIX TM ANODE MATERIALS • Leading domestic supplier of battery-grade synthetic graphite • Large scale and sustainable production to advance North American battery supply chain • Strategically positioned to accelerate clean energy transition through proprietary technology, advanced R&D and partnerships NOVONIX TM CATHODE MATERIALS • Commercializing patented synthesis technology • Process technology minimizes environmental impact while producing high performance materials • Pilot line producing samples with total production capacity of up to 10 tpa NOVONIX TM BATTERY TECHNOLOGY SOLUTIONS • Provides industry leading Ultra-High Precision Coulometry cell testing equipment • Offers R&D Services with in-house pilot line, cell testing, and expertise to accelerate customer development programs ASX: NVX | Nasdaq: NVX 13

NOVONIX is Localizing the Synthetic Graphite Supply Chain NOVONIX Anode Material Progress & Advantages Domestic Supply Producing high-performance synthetic graphite materials sustainably for local supply of Tier 1 battery and OEM customers High Performance Our products are developed to meet or exceed Tier 1 EV OEMs specifications Cleaner, More Efficient Technology Produced with cleaner energy sources with virtually zero emissions and uses no chemicals harmful to the environment Strategic Relationships Leveraging close collaboration with partners and customers to bring our anode materials to market Key Strategic Relationships Tier 1 Customer Agreements Anchor Customers for Riverside Facility Technology Agreements Progressing Qualification to Lead to Future Supply Agreements Strategic Investors Invested US$180 Million Strategic Suppliers Raw Material Suppliers and Technology ASX: NVX | Nasdaq: NVX 14

Recently Announced: Binding Offtake Agreement with Stellantis N.V. Stellantis is partnered with LGES and Samsung SDI for their battery cell needs in North America. Stellantis plans to double its BEV offerings from 30 models today to 60 in the next three years. Overview • Stellantis is one of the world’s leading automakers – brands including Dodge, Fiat, Jeep, and Ram • Stellantis plans to invest more than €50 billion over the decade in electrification to deliver on its targets of reaching a 100% passenger car battery-electric vehicles ("BEV") • Stellantis is securing approximately 400 GWh of battery capacity, including support from battery manufacturing plants in North America and Europe Highlights of Agreement • NOVONIX and Stellantis offtake commitment is for a minimum of 86,250 tonnes up to a target volume of 115,000 tonnes over the six-year term of the agreement • The price of synthetic graphite products sold by NOVONIX under the offtake agreement will be based on an agreed upon market-based price formula • The start of commercial supply is targeted for January 1, 2026, and the supply of high- performance synthetic graphite material under the agreement is subject to NOVONIX achieving agreed upon milestones regarding final mass production qualification and satisfying certain compliance criteria. If these milestones or requirements have not been satisfied, then Stellantis may terminate the agreement ASX: NVX | Nasdaq: NVX 15

Recently Announced: Binding Offtake Agreement with PowerCo PowerCo schematic of the St. Thomas facility in Canada (above) that is under construction. Volkswagen’s North American hub for electric vehicle assembly is in Chattanooga, Tennessee, and will assemble the all-electric ID.4 and house the high-tech Battery Engineering Lab. Overview • Volkswagen Group is bundling its global battery activities in the European company PowerCo SE. PowerCo plans to build three gigafactories in Europe and North America with a total capacity of up to 200 GW • PowerCo is currently ramping-up its first gigafactory in North America, located in St. Thomas in Canada. • The 90 GWh cell factory has a projected start of production in 2027 and is part of a larger plan that Volkswagen and PowerCo have for North America Highlights of Agreement • NOVONIX and PowerCo signed an offtake agreement for a minimum of 32,000 tonnes over a 5- year term starting in 2027 • Upon successful completion of product qualifications, PowerCo has agreed to purchase a minimum of 32,000 tonnes of high-performance synthetic graphite material • Products will be priced under a mutually agreed upon pricing structure ASX: NVX | Nasdaq: NVX 16

Binding Offtake Agreement with Panasonic Energy Panasonic Energy’s Kansas Plant Panasonic ENERGY Overview • Panasonic Energy is a leading developer of battery cell technology for EV and ESS batteries in the U.S. • Panasonic Energy has developed relationships with Tesla, Honda, Toyota, Mazda, Subaru, Ford, and Lucid in North America to supply EV batteries • Panasonic Energy plans to have ~71 GWh of gigafactories in North America1 Highlights of Agreement • NOVONIX and Panasonic offtake agreement signed in February 2024 for high-performance synthetic graphite material to be supplied from NOVONIX’s Riverside facility in Tennessee to support Panasonic Energy’s North American operations • Commencing in 2025, the agreement supports the purchase of 10K tonnes of synthetic graphite over 4 years and is subject to agreed upon milestones regarding final mass production qualification and timelines • The agreement includes a pricing structure that incorporates a mechanism for price adjustments in response to significant changes in NOVONIX’s raw material costs 1. Benchmark Mineral Intelligence Gigafactory Assessment, August 2024. ASX: NVX | Nasdaq: NVX 17

Path to Commercial Production at Riverside 1H2024 February 2024 Announcement of the offtake agreement with Panasonic Energy Equipment Deposits Initial deposits on additional furnaces and equipment to reach 3K tpa of capacity Facility Improvements Production equipment installation and commissioning. Utility infrastructure to support equipment and automation Engineering Report Riverside independent engineering report completed 2H2024 Installing Capacity to 3K tpa Riverside in process of receiving, installing and commissioning equipment to reach initial 3K tpa to be operational in late 2025 in support of the Tier 1 supply agreements with Stellantis, PowerCo, and Panasonic Energy 2025 3K tpa Production Start-up Production line start-up late 2025 Investing Towards 5K tpa Continue expansion of production through ordering, installation and commissioning of additional production equipment to support customer demand On-Site Equipment to be Commissioned Grinding/Shaping Gen 3 Furnace Calciner Sieve/De-Mag Complete On track On track ASX: NVX | Nasdaq: NVX 18

Key Highlights Driving Future Growth Continuing to Secure Tier 1 Customers • Signed binding offtake agreements with Stellantis, PowerCo, and Panasonic Energy with target volumes for all planned capacity at Riverside • Continuing to pursue additional supply agreements to allocate capacity from future Greenfield facility, with an initial production target of 30K tpa Scaling Riverside Operations to Deliver Production Volumes • Installing, commissioning, and start-up of equipment for commercial production capacity of 3K tpa at Riverside to support final qualification and start of production for Panasonic Energy in late 2025, Stellantis in 2026, and PowerCo in 2027 • Leverage Riverside engineering to progress Greenfield facility plans Securing Financing to Further Scale Operations • Invest alongside US$100m MESC grant funds to scale Riverside production • Attract additional strategic investment to continue the production build out of Riverside • Continue to progress DOE Loan Program Office application for Greenfield facility Upholding Industry Leading Efforts for Battery Materials • Continue demonstration of high-nickel cathode materials from patented all-dry, zero-waste process in full-cell performance at pilot scale • Build upon CBMM and ICoNiChem partnerships to improve NOVONIX cathode technology and while pursuing partnerships to commercialize and deploy technology ASX: NVX | Nasdaq: NVX 19

Anode Materials

Graphite: The Forgotten Critical Mineral Current State • The North American market for active materials is forecasted to grow by a factor 10 from 2023 to 2030. By weight, graphite is the primary active material of all critical materials1. • China has over 95% market share for battery grade graphite2 • Graphite represents >90% of the supply of active anode material of lithium-ion batteries2 • December 2023: China enforces new export control measures for battery graphite • June 2024: US reinstates 25% Section 301 import tariffs on battery-grade graphite materials from China • US reliance on Chinese graphite and battery materials presents challenges for IRA compliance 1. Benchmark Mineral Intelligence GigaFactory Report October 2024; PWC Gigafactories & Raw Materials, August 2022 2. Benchmark Minerals Intelligence Anode Price Assessment September 2024 Solution • If China were to cease exporting of synthetic graphite it would have a significant impact on global production of lithium-ion batteries • NOVONIX founded its Anode Materials Division in 2017 recognizing this impending problem, and is the only company currently positioned to start production of battery-grade synthetic graphite in the US in 2025 NOVONIX Riverside Facility in Chattanooga, Tennessee Facility to scale to 20K tpa aligned with customer demand ASX: NVX | Nasdaq: NVX 21

Production Capacity will Benefit From Expected Demand North America Graphite Shortfall (K tpa)1, 2 • NOVONIX has agreements with companies whose facility plans account for ~42% of North American forecasted customer demand in 20301 Anode Material Outperforms in Testing • NOVONIX offers improved capacity retention compared to industry leading materials (including a Tesla Model S cell used as a reference benchmark) • Better capacity retention means less range loss over time for an electric vehicle 2025 Demand Supply NVX N.A. 0 500 1,000 1,500 2030 Demand Supply 0 500 1,000 1,500 Synthetic Tesla Natural 1. Benchmark Minerals Intelligence (October 2024), NOVONIX estimates and publicly available information. 2. NOVONIX estimates shown under 2025 are illustrative of Riverside's total target production level of 20K tpa. NOVONIX estimates shown under 2030 are illustrative of the Company’s eventual production target of 150K tpa. Illustrative targets are not associated with the Company's production targets for the respective 2025 and 2030 years. ASX: NVX | Nasdaq: NVX 22

# NOVONIX's Product Technology Advantage

## NOVONIX Advantage

- Applications such as electric vehicles and energy storage systems require differing properties:
  - Fast Charge
  - High Energy Density
  - Long Cycle Life
- NOVONIX's proprietary process provides consistent, high performance synthetic graphite, utilizing low emissions processing
- The Life Cycle Assessment conducted by Minviro Ltd. demonstrated a ~60% decrease in global warming potential relative to conventional anode grade synthetic graphite versus Chinese product[1]

## Product Engineered Specifically for Customers' Needs








Long-Life ESS Focus
Charge Rate
Cycle Life
Safety
CO2 Intensity
Cost
Energy Density
Compression Density


Long-Life EV Focus
Charge Rate
Cycle Life
Safety
CO2 Intensity
Cost
Energy Density
Compression Density


Fast-Charge EV Focus
Charge Rate
Cycle Life
Safety
CO2 Intensity
Cost
Energy Density
Compression Density

1. June 29, 2022: NOVONIX Synthetic Anode Material Leads the Industry in Environmentally Sustainable Manufacturing Practices

NOVONIX

ASX: NVX | Nasdaq: NVX

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# Demonstrated Pathway to Profitable Production in the U.S.

## Overview of Riverside Facility Unit Economics[1]



$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
US$/KG
$6-8/Kg
$7-10/Kg
Up to $0.45/Kg
Up to $0.50/Kg
U.S. Government Programs
23-30% Margin
$1.60-$2.95/Kg
Operating Costs
Sales Price
DOE MESC
48C ITC
Operating Income

1. Operating Costs include raw materials, Riverside SG&A, labor, energy, maintenance, and depreciation. Cost and sale ranges are indicative of potential product types with different specifications. Margin includes the potential impacts of the 48C tax credit (expected to be monetized to support financing) and DOE MESC grant shown through reduced depreciation impact and excludes any potential benefit from Section 301 tariffs. Lower margin bound unchanged from previous lower target with potential implied value of 45X tax credit

## Market & Government Influence on Economics

Pricing and margins range depend on:

- Product specification
  - Localization premium
  - U.S. Government initiatives:
    - Section 301 Tariffs – 25% tariff on graphite effective June 15, 2024
    - 48C Investment Tax Credit – 30% of investment, monetizable year placed in service
    - 45X Production Tax Credit – 10% of cost of production and is monetizable
    - Section 30D/IRA Compliance – 2027 requirement for not sourcing from FEOC
  - Continued production campaigns and independent engineering assessment support furnace throughput and demonstrate robust unit economics for Riverside
  - Unit economics expected to improve with increased scale achieved at future facilities

NOVONIX

ASX: NVX | Nasdaq: NVX

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Riverside at Capacity with Current Offtake Agreements Customers* Supporting Growth 6-year commitment for up to a target volume of 115,000 tonnes starting in 2026 to cell manufacturers LGES & Samsung 5-year commitment for a minimum of 32,000 tonnes starting in 2027 4-year commitment totaling 10,000 tonnes following successful qualification in 2025 Upon successful completion of JDA, LGES has the option to purchase up to 50,000 tonnes over a 10-year period Continuing discussions with other Tier 1 cell manufacturers and OEMs expected to lead to additional contracted volumes of synthetic graphite with a target of 150K+ tpa Contracted Customer Volumes1,2200 175 150 125 100 75 50 25 0 2025 2026 2027 2028 2029 2030 2030+ Target Contracted Offtake Volumes In-discussion Offtakes 1. Contracted volumes shown require product qualification and growth dependent on customer plans and capital availability. NVX will add production lines at facilities to generally align with contracted volumes 2. The volumes shown are management’s annual estimates of the offtakes for Stellantis, PowerCo and Panasonic, including the assumption that Panasonic contract is renewed past 2028 * Agreements require final product qualification. The Company also has a supply agreement with KORE Power to support its proposed KOREplex facility in Arizona, but, because milestones regarding financing, construction and the timeline of the facility have not been met, the Company has not factored any potential purchase by KORE Power into its currently planned allocation of capacity. If and when the parties reach these milestones and KORE Power proceeds with the construction of the KOREplex facility, NOVONIX will work to supply the facility with its required anode material per the terms of the existing agreement ASX: NVX | Nasdaq: NVX 25

Cathode Materials

Patented Cathode Synthesis Provides Clean and Simple Process Opportunity Overview • In 2024 the global cathode active material ("CAM") market size value estimated at US$27B, with a forecasted revenue of >US$100B by 20301 • Nickel-based cathode material represents about 30-50% of the cost of a battery cell • Each tonne of cathode powder generates 3,500-15,0001,2 liters of water waste and 1-2 tonnes of sodium sulphate waste1 • With multiple patent applications filed, cathode synthesis technology provides high nickel cathode materials with: ─ Higher yields at lower costs ─ No water waste ─ Flexible input materials A Closer Look at the NOVONIX All-Dry, Zero-Waste Synthesis Process 1. Mordor Intelligence, Benchmark Minerals, various Equity Research reports including Bernstein and JP Morgan and NOVONIX estimates 2. J.Power Sources: S. Ahmed, P.A. Nelson, K.G. Gallagher, N. Susarla, D.W. Dees. Cost and energy demand of producing nickel manganese cobalt cathode material for lithium-ion batteries ASX: NVX | Nasdaq: NVX 27

Cathode Technology Demonstration at Pilot Scale Cathode Pilot Line with nameplate capacity of 10 tpa Overview • 2021: NOVONIX began development of its patented all-dry, zero-waste cathode synthesis technology • July 2023: Commissioned pilot line with a nameplate capacity of 10 tpa to demonstrate scalability of NOVONIX’s technology • Currently sampling materials to Tier 1 materials producers, cell manufacturers, and OEMs Commercialization Plan • NOVONIX is committed to a phased commercialization strategy that leverages our existing expertise, strategic partnerships, and ongoing R&D to position our CAM processing technology to have a transformative impact on the lithium-ion battery sector • Build on successes to accelerate commercialization through: ─ Aligning Technology to Global Market Trends ─ Strategic Development Partnerships ─ Technology Licensing and Joint Ventures ─ Leverage Government Support and Potential Strategic Investment ASX: NVX | Nasdaq: NVX 28

# Cathode Synthesis: Engineering Scoping Study Results

NOVONIX engaged Hatch to provide a ‘Process Comparison Study’ by contrasting the **NOVONIX All-Dry, Zero-Waste Cathode Synthesis Process** against conventional cathode synthesis for comparative costs and environmental details



## Hatch Study Estimated Findings [FEL-1]

| | |
|---|---|
| **Capital Intensity Lowered by ~30 %** | • Fewer unit operations leads to simplified flowsheet<br>• Higher mass feed rate due to ‘hydroxide-free’ feedstock |
| **Operational Process Expenses Lowered by ~50%** | • Fewer unit operations leads to lower labor costs<br>• Low-to-no processing reagents<br>• Lower power consumption<br>    • More efficient calcination<br>    • Fewer processing steps<br>• Lower maintenance costs<br>• Lower waste treatment costs |
| **More Environmentally Friendly process** | • ~27% lower power consumption & CO2 intensity<br>• ~65% less water usage<br>• Eliminates production of sodium sulphate biproduct<br>• No ammonia required removing a significant safety risk |

**Note:** Please see Hatch disclaimer shown in Sept 12, 2023 press release on Study description and estimates.

NOVONIX

ASX: NVX | Nasdaq: NVX

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NMC622 Cathode Cycling Performance Competitive with Commercial Materials Full-Cell Cycling Performance of NOVONIX Single-Crystal NMC622 NOVONIX Cathode Commercial Cathode 1 Commercial Cathode 2 Commercial Cathode 3 NOVONIX Cathode Commercial Cathode 1 Product Capacity Retention at Cycle 3001 NOVONIX Coated Cathode 93.4% Commercial Cathode 1 93.1% Commercial Cathode 2 92.9% Commercial Cathode 3 92.5% 1. 40°C; 2.8-4.3V; 1.2M LiPF6 EC:EMC:DMC(25:5:70)+3VC; [Charge] : CC-0.33C; [Discharge] : CC-0.33C SEM Images of Single-Crystal NMC622 Normalized electrochemical results in 1Ah pouch cell show that surface- coated NOVONIX NMC622 has comparable electrochemical performance to commercial NMC materials Commercial Cathode 2 Commercial Cathode 3 ASX: NVX | Nasdaq: NVX 30

Cathode Materials Technology Partnerships CBMM • Joint Development Agreement focused on nickel-based cathode materials • CBMM is a global leader in the production of niobium specialty chemicals for a variety of applications from steel making to energy storage • NOVONIX will use its patented all-dry, zero-waste cathode synthesis process to synthesize, test, and analyze cathode active materials that incorporate CBMM’s suite of niobium products • This 1-year project aims to evaluate the performance- enhancing additives for NMC powders with the goal of developing a CAM with improved performance at a lower cost ICoNiChem Widnes Limited • Joint Collaboration Agreement focused on sustainable cathode material feedstock • ICoNiChem is a world leader in the production and commercialization of cobalt and nickel salts based in the UK • Collaboration aims to enhance the recycling and reuse of critical materials used in lithium-ion batteries • This 2-year project, supported by the National Research Council of Canada Industrial Research Assistance Program (NRC IRAP)and Innovate UK, focuses on closing the loop on an already sustainable process to incorporate recycled material feeds ASX: NVX | Nasdaq: NVX 31

Goals for the Future of NOVONIX Scaling anode materials production capacity to 150K tpa Patented, All-Dry Zero-Waste Cathode technology supported by our propriety processing Recognized battery technology leader Highly developed IP with leading market positions Forefront of product innovation Foresee strong cash flow generation and margins ASX: NVX | Nasdaq: NVX 32

Contact Information Corporate Dr. Chris Burns, CEO Robert Long, CFO Suzanne Yeates, Secretary Scott Espenshade, Investor Relations Investor Relations: IR@novonixgroup.com Media Relations: media@novonixgroup.com NOVONIX Limited (ASX:NVX) ACN 157 690 830 Level 38, 71 Eagle Street Brisbane, QLD 4000 Australia Operations 1029 West 19th Street Chattanooga, Tennessee USA, 37408 353 Corporate Place Chattanooga, Tennessee USA, 37419 177 Bluewater Road Bedford, Nova Scotia Canada, B4B 1H1 110 Simmonds Drive Dartmouth, Nova Scotia Canada, B3B 1N9 NOVONIX TM ANODE MATERIALS NOVONIX TM BATTERY TECHNOLOGY SOLUTIONS ASX: NVX | Nasdaq: NVX 33

Risks, Underwriting Agreement and Foreign Selling Restrictions

Risk Factors This section discusses some of the key risks associated with any investment in NOVONIX, together with the risks relating to participation in the Offer, which may affect the value of NOVONIX shares. The risks set out below are not listed in order of importance and do not constitute an exhaustive list of all risks involved with an investment in NOVONIX. Before investing in NOVONIX, you should be aware that an investment in NOVONIX has a number of risks, some of which are specific to NOVONIX and some of which relate to listed securities generally, and many of which are beyond the control of NOVONIX. Before investing in NOVONIX shares, you should consider whether this investment is suitable for you. Potential investors should review publicly available information on NOVONIX (such as that available on the website of NOVONIX and ASX, including previous NOVONIX ASX announcements and periodic disclosures, including the recent annual report and 20-F filings with the United States Securities and Exchange Commission), carefully consider their personal circumstances and consult their stockbroker, solicitor, accountant or other professional adviser before making an investment decision. 1. Capital requirements The Company's capital requirements depend on numerous factors. Depending on the Company's ability to generate income from its operations, the Company may seek to raise further funds through equity or debt financing or other means. There can be no assurance that additional finance will be available when needed or, if available, the terms of the financing might not be favourable to the Company and might involve substantial dilution to shareholders. The grant obtained from the Department of Energy and any future grants, loans or incentives the Company may obtain from government agencies, will impose restrictions and compliance obligations on the Company, with associated costs and risks. Loan agreements and other financing rearrangements such as debt facilities and convertible note issues that may be entered into by the Company may contain covenants, undertakings and other provisions which, if breached, may entitle lenders to accelerate repayment of loans and there is no assurance that the Company would be able to repay such loans in the event of an acceleration. Enforcement of any security granted by the Company could also result in the loss of assets. The Company may not raise sufficient funds from this capital raising and there is no guarantee that the Placement will complete (for example, if the Underwriting Agreement is terminated, or if the pre-commitment agreement between the Company and Phillips 66 is terminated or if the Company's shareholders do not approve the Conditional Placement). If the Placement does not complete, the Company may need to seek alternative sources of finance which could have an adverse effect on the Company’s share price and there is no guarantee that additional funding will be available (whether debt, equity or otherwise) or if available, that it will be on acceptable terms. Also, certain transaction costs in relation to the Placement, such as legal and advisory fees, may still be payable by the Company. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations and scale back its programs. This could have a material adverse effect on the Company's activities. Unfavourable market conditions may adversely affect the Company's ability to raise additional funding regardless of the Company's operating performance. 2. Operational risks associated with scaling from small scale to large scale The Company faces significant challenges in its attempt to develop its anode and cathode materials to produce them at volumes with acceptable performance, yields, and costs. The pace of development in materials science is often not predictable. There is a risk that the cost and time estimates for the development may not be met, or that there may be delays and unforeseen costs. The Company may encounter substantial delays or operational problems in the scale-up of its anode materials production or the commercialisation of its cathode materials technology. The systems, equipment, and processes the Company uses in the production of its anode materials are complex, and the Company is subject to many operational risks, any of which could substantially increase the Company’s costs and limit the operational performance of its anode materials operations, which would adversely affect the Company’s business. 3. Development and commercialisation The Company’s ability to generate revenues from its multiple anode products and technology, including the recently announced High Efficiency Continuous Graphitization Furnace Technology for Lithium-Ion Battery Synthetic Graphite Material, in the future will be subject to a number of factors, including but not limited to the technologies performing to a level sufficient to warrant commercialisation. The development, testing and manufacture of novel technologies is a high-risk industry and whilst the Company has confidence in the development and results to date there is no guarantee that the Company will be able to successfully commercialise the products (including in a profitable sense). ASX: NVX | Nasdaq: NVX 35

Risk Factors (cont.) Additionally, the Company's business depends on technology and is subject to technological change. If the Company fails to capitalise upon technological change or anticipate and respond to the demand and industry standards for new or existing products and technologies on a timely and cost-effective basis, or fails to adapt to technological advancements and changing standards, it may be unable to compete effectively. The adoption of new technologies or industry practices may require the Company to devote additional resources to improve and adapt its products, and there can be no assurance these investments will be successful. If there is insufficient demand for a new product or customers do not subscribe to new products in a timely manner, new initiatives may be unsuccessful or result in significant losses. Any failure or delay in developing new technology or an inability to exploit technology as successfully or cost-effectively as competitors, could result in a decrease in customer demand, which could have a material adverse effect on the Company’s business and cash flows, prospects for growth, financial condition and results of its operations. 4. Supplier risks associated with materials supply contracts including requirements to meet supply specifications and other customer requirements The Company’s anode materials business is dependent on its continued ability to source certain specialized systems, equipment, components and raw materials from a limited number of suppliers. The Company’s ability to scale up its commercial production of synthetic graphite anode materials and meet its production targets depends on the successful and timely delivery, commissioning, operation and availability of, for example, the Generation 3 Furnace systems developed in collaboration with and supplied by Harper. If the successful commissioning is delayed or the systems otherwise fail to perform as expected, the Company may be delayed or prevented from meeting its production targets or its obligations to customers under the off-take agreements, which would have a material adverse effect on the Company’s business, financial condition, liquidity, results of operations and prospects. The Company purchases certain of its systems, equipment, components and raw materials from limited sources of supply, and disruption of these sources could negatively affect the Company’s ability to produce materials. The Company’s inability or delay in obtaining the systems, equipment components or raw materials needed for its business may harm its customer relationships or require the Company to find alternative supply sources at increased costs, which could have a material adverse effect on the Company’s business, financial condition, liquidity, results of operations and prospects. 5. Typical competition risks associated with the battery materials market The battery materials market consists of a large number of small suppliers (such as the Company) and a small number of large dominating buyers. The Company faces the risk that one or more of its competitors, or a new entrant to the market, will increase its competitive position through aggressive marketing campaigns, product innovation, price discounting, acquisitions or through advances in technology. While the Company strives to remain competitive by way of continuing to develop its products, technologies and associated intellectual property licenses and maintaining competitive pricing, if the Company is unable to adapt to changing market pressures or customer demands, and keep pace with technological change relative to its competitors, or is forced to reduce pricing in response to competition, its revenues and profit margins could be affected, which could have a material adverse effect on its business and cash flows, financial condition and results of its operations. 6. Overall market risk including supply and demand The Company’s operations may be affected by global graphite prices, graphite supply and demand, and economic and geopolitical events that may affect international trade and demand. There is a risk that prolonged deterioration in general economic conditions, may impact the demand for the Company's products and negatively impact the Company's financial performance, financial position, cash flows, dividends and growth prospects, and the price of Shares. Our business and future growth also depend substantially on the growth in demand for electric vehicles and batteries for grid energy storage. Any global political, economic, and financial crisis (as well as the indirect effects flowing therefrom) could negatively affect the Company's business, results of operations, and financial condition. ASX: NVX | Nasdaq: NVX 36

Risk Factors (cont.) 7. Tax law and application The application of and change in relevant tax laws (including income tax, goods and services tax (or equivalent), rules relating to deductible liabilities, or changes in the way those tax laws are interpreted, will or may impact the tax liabilities of the Company or the tax treatment of Shares. An interpretation or application of tax laws or regulations by a relevant tax authority that is contrary to the Company's view of those laws may increase the amount of tax paid or payable by the Company. The Company may not realise any of the benefits of the proposed regulations providing tax credits to U.S. producers of graphite. 8. Customer risk The Company’s future growth and success will depend on its ability to sell effectively to large customers. The Company depends, and expects to continue to depend, on a limited number of customers for a significant percentage of its revenue. The Company may not be able to engage target customers successfully and to convert such contacts into meaningful orders in the future. 9. Third party risk The Company will rely significantly on relationships with other entities and also on a good relationship with regulatory and government departments and other interest holders. The Company will also rely on third parties to provide essential contracting services. From time to time, the Company may enter into negotiations for acquisitions, dispositions, partnerships, joint ventures, or investments that are not ultimately consummated or, if consummated, may not be successful. There can be no assurance that its existing relationships will continue to be maintained or that new ones will be successfully formed. The Company could be adversely affected by changes to such relationships or difficulties in forming new ones. 10. Financial risk The Company has a history of financial losses and expect to incur significant expenses and continuing losses in the near future. As disclosed in the annual report disclosed to the ASX on 28 February 2024, the Company achieved a net loss before income tax of US$46.4 million and net operating cash outflows of US$36.2 million for the financial year ended 31 December 2023. The Company’s ability to continue as a going concern is depending upon meeting its cash flow forecasts, raising capital as and when required and successfully and profitably growing its battery materials, consulting and technology business. There are considerable financial risks in this. The Company's ability to utilise its net operating losses to offset future taxable income may be prohibited or subject to certain limitations. The Company's operating and financial results rely in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from its projected results. 11. Risks associated with materials and equipment The Company may not be able to accurately estimate the future supply and demand for its materials and equipment, which could result in a variety of inefficiencies in the Company's business and hinder its ability to generate revenue. If the Company fails to accurately predict its manufacturing requirements or prices of components increase, the Company could incur additional costs or experience delays. The Company may not be able to establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction or acquisition of additional equipment necessary to support the Company's growth and negatively impact its business. Labour shortages, turnover, and labour cost increases could adversely impact the Company's ability to scale up manufacturing of its anode materials and commercialise its cathode technology. 12. Reliance on key management personnel The responsibility of overseeing the day-to-day operations and the strategic management of the Company depends substantially on its senior management and its key personnel. If the Company is unable to attract and retain key employees and qualified personnel, its ability to compete could be harmed. Whilst the key management team has been well established with on-going stability, there can be no assurance given that there will be no detrimental impact on the Company if one or more of these employees cease their employment or are incapacitated for any length of time. ASX: NVX | Nasdaq: NVX 37

Risk Factors (cont.) 13. Force majeure The Company's future prospects and operating and financial performance now or in the future may be adversely affected by risks outside the control of the Company, including fires, labour unrest, civil and political disorder, war, terrorism, subversive activities or sabotage, floods, pandemics, explosions or other catastrophes, epidemics or quarantine restrictions. 14. Security incidents The Company's systems and data may be subject to disruptions or other security incidents, or the Company may face alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact the Company's reputation and future sales. 15. Government and legal risk The Company is subject to substantial regulation (including environmental, health, and safety requirements), changes in government and monetary policies, these and other laws can have a significant impact on the Company's assets, operations and ultimately the financial performance of the Company and the Shares. Such changes are likely to be beyond the control of the Company and may affect industry profitability. The Company may be exposed to legal proceedings, with or without merit over the course of its operations (including potential product liability claims). The Company cannot preclude the risk of claims being brought against it, such as in connection with intellectual property rights, contractual disputes, employee claims or for a failure to comply with regulatory obligations. Any such claim or dispute if proven, may impact adversely on the Company's operations, financial performance and financial position. In the event that the Company and/or its employees or agents are found to have not met the appropriate standard of care then this may have a material adverse effect on the Company overall. The Company is not currently engaged in any material litigation. The Company is subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and non-compliance with such laws can subject the Company to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect its business, results of operations, financial condition and reputation. 16. Commercial decision-making and internal controls The Company has a concentration of beneficial ownership among Phillips 66, LGES, and its executive officers, non-executive directors and their affiliates that may prevent new investors from influencing significant corporate decisions. If the Company fails to implement and maintain an effective system of internal controls or fails to identify and remediate its material weaknesses over financial reporting, the Company may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud, and investor confidence in the Company and the market price of its securities may be negatively impacted. 17. IP risk The Company has developed proprietary production processes and associated IP. The Company's success depends upon its ability to obtain and maintain IP protection for its materials and technologies. The Company protects its processes and IP in a number of ways but there is a risk that competitors may acquire knowledge of these proprietary processes and IP, and undermine what the Company regards as key factors underpinning any competitive advantage it has in the market. This may impact the overall business, with respect to its financial position and overall profitability and operational output. Termination of the Company's collaborative research agreement with Dalhousie University to support the development of current and future technology would likely harm the business, and even if it continues, it may not help the Company successfully develop any new IP. Additionally, there is always a risk of third parties claiming involvement in, or ownership of, technological discoveries, and if any disputes arise, they could adversely affect the Company. The Company may become involved in lawsuits or other proceedings to protect or enforce its IP, which could be expensive, time- consuming, and unsuccessful and have a negative effect on the success of its business. The Company may be unable to obtain IP rights or technology necessary to develop and commercialise its materials and equipment. While the Company will implement all reasonable endeavours to protect its intellectual property, there can be no assurance that these measures have been, or will be, sufficient. ASX: NVX | Nasdaq: NVX 38

Risk Factors (cont.) The Company's patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated, or limited in scope, any of which could have a material adverse effect on its ability to prevent others from interfering with our commercialisation of our products. Changes in patent law could diminish the value of patents in general, thereby impairing the Company's ability to protect its technologies and processes. The Company's lack of registered trademarks and trade names could potentially harm its business. 18. Insurance risk The Company insures its operations in accordance with industry practice. However, in certain circumstances, the Company’s insurance may not be of a nature or level to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect of the business, financial condition and results of the Company. 19. Changes in international trade policy There is potential for international trade policies and geopolitical events to affect the Company’s trading and supply chains as a result of direct or unintended consequences. 20. Exchange rate risks The Company is subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact its results of operations. Contracts for supply of anode materials are likely to be in $US. Exchange rate movements may impact on the rate to which earnings convert to Australian dollars. 21. Market price of ordinary shares will fluctuate There have been significant fluctuations and volatility in the prices of equity securities in recent months, which may have been caused by general rather than company-specific factors, including the general state of the economy, the response to the COVID-19 pandemic, investor uncertainty, geopolitical instability (including the conflict in Ukraine, Israel and Palestine), and global hostilities and tensions. Any of these events and resulting fluctuations may materially adversely impact the market price of the Shares. Ordinary shares trade on the ASX. It is possible that the price of the Shares will trade at a market price below the Offer Price as a result of these and other factors. 22. Underwriting risk The Company has entered into an agreement with the Joint Lead Managers ("Underwriting Agreement"), under which the Joint Lead Managers will subscribe for any New Shares offered under the Institutional Placement that are not acquired by eligible investors as well as act as joint lead managers for both the Institutional Placement and the Conditional Placement. If certain conditions are not satisfied or certain events occur, the Joint Lead Managers may terminate the Underwriting Agreement. Refer to the ‘Summary of the Underwriting Agreement’ section of this Presentation for a summary of the key terms of the Underwriting Agreement. 23. Shareholder approval risk The Conditional Placement requires shareholder approval in order to proceed to completion. There is a risk that the Company’s shareholders do not approve the Conditional Placement which would result in the Company not raising a significant portion of the proceeds under the Placement. This would mean the Company may need to seek alternative sources of finance which could have an adverse effect on the Company’s share price and there is no guarantee that additional funding will be available (whether debt, equity or otherwise) or if available, that it will be on acceptable terms. Also, certain transaction costs in relation to the Placement (including in respect of the Conditional Placement), such as legal and advisory fees, will still be payable by the Company. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations and scale back its programs. This could have a material adverse effect on the Company's activities. Unfavourable market conditions may adversely affect the Company's ability to raise additional funding regardless of the Company's operating performance. ASX: NVX | Nasdaq: NVX 39

Summary of Underwriting Agreement Citigroup Global Markets Australia Pty Ltd and Jefferies (Australia) Pty Ltd (the “Joint Lead Managers ") will be the bookrunners, joint lead managers and underwriters of the Placement. The Company has entered into an Underwriting Agreement with the Joint Lead Managers in respect of the Placement ("Underwriting Agreement"). Key terms of Underwriting Agreement The Joint Lead Managers’ obligation to underwrite and manage the Institutional Placement and manage the Conditional Placement is conditional on certain matters, including ASX granting a trading halt, the Company releasing to ASX the launch announcement, and the timely delivery of the due diligence questionnaire and certain other documents to the Joint Lead Managers and the pre-commitment agreement between the Company and Phillips 66 being entered into and not terminated or breached. Details of the fees payable to the Joint Lead Managers will be available in the Appendix 3B to be released to ASX in respect of the Placement. The Company also gives certain representations, warranties and undertakings to the Joint Lead Managers and an indemnity to the Joint Lead Managers and their affiliates subject to certain carve-outs. Termination events The Joint Lead Managers may, in certain circumstances, by written notice to the Company, immediately terminate their obligations under the Underwriting Agreement without cost or liability at any time if any one or more of the following occurs on or before the allotment date for the Conditional Placement: • (*) the Company is in breach of the Underwriting Agreement or any of the Company's representations or warranties in the Underwriting Agreement are not true or correct when made or taken to be made; • in the Joint Lead Managers' reasonable opinion, a statement in the Offer materials is or becomes false, misleading or deceptive or is likely to mislead or deceive (including by omission); • an event specified in the Timetable is delayed (other than any delay agreed between the Company and the Joint Lead Managers in writing); • if all or any part of any contract that is material to the business of the Group: ‒ is amended or varied without the consent of the Joint Lead Managers; ‒ is terminated; ‒ is breached; ‒ ceases to have effect, otherwise than in accordance with its terms; or ‒ is or becomes void, voidable, illegal, invalid or unenforceable (other than by reason only of a party waiving any of its rights) or capable of being terminated, rescinded or avoided or of limited force and affect, or its performance is or becomes illegal; • the Company is unable or is unlikely to be able to issue the Placement Shares on the relevant allotment dates specified in the Timetable or, if the Timetable is delayed, by such revised allotment date as the Joint Lead Managers consents to (with such consent not being unreasonably withheld or delayed); • any event specified in the Timetable is delayed for more than one business day without the prior written consent of the Joint Lead Managers; • the Company does not hold and conclude an EGM regarding the Conditional Placement by a prescribed date or the resolution to approve the Conditional Placement is not passed at the relevant EGM; • the Company alters its capital structure (other than as contemplated in the Underwriting Agreement) or constituent documents without the prior consent of the Joint Lead Managers; • any adverse change occurs in the assets, liabilities, financial position or performance, profits, losses or prospects of the Company or the Group, including any adverse change in the assets, liabilities, financial position or performance, profits, losses or prospects of the Company or the Group from those respectively disclosed in: ‒ the materials disclosed by the Company to ASX on the launch date of the Placement; or ‒ the Company's financial results for the half year ended 30 June 2024 or any other subsequent disclosure made to the ASX prior to the date of the Underwriting Agreement; • the Company or a member of the Group ceases to be solvent or is unable to pay its debts as and when they fall due; • the Company or its respective directors or officers engage in any fraudulent conduct or activity in connection with the Placement; • either Dr Chris Burns (CEO), Robert Long (CFO) or Jeff Dahn (Chief Scientific Advisor) is removed from office; • (*) a change in the senior management or the board of directors of the Company occurs or is announced; • there are not, or there ceases to be, reasonable grounds for any statement or estimate by the Company in the prescribed Offer materials (including any financial forecasts); ASX: NVX | Nasdaq: NVX 40

Summary of Underwriting Agreement (cont.) • (*) responses to the due diligence questionnaire or any other information supplied by or on behalf of the Company to the Joint Lead Managers in relation to the Group or the Placement is, or becomes, false or misleading or deceptive, or likely to mislead or deceive, including by way of omission; • a statement contained in prescribed Offer materials is, or the Joint Lead Managers becomes aware that such a statement was at the time it was made, false, misleading or deceptive (including by way of omission); • ASIC issues, or threatens to issue, proceedings or commences any inquiry or investigation in relation to the Placement (or any part of the Institutional Placement or the Conditional Placement) which becomes public or is not withdrawn within a certain prescribed timeframe; • ASX makes any official statement to any person, or indicates to the Company, or the Joint Lead Managers (whether or not by way of an official statement) that existing Shares will be suspended from quotation, the Company will be removed from the official list of the ASX or that quotation of all of the Placement Shares or all of the Institutional Placement Shares or all of the Conditional Placement Shares will not be or are not likely to be granted by the ASX (or is or will be granted on a conditional basis where such condition would, in the reasonable opinion of the Joint Lead Managers, have a material adverse effect on the Conditional Placement or the Placement), which becomes public or is not withdrawn within a certain prescribed timeframe, or such approval for quotation has not been given before the close of business on the last date on which the relevant Placement Shares may be allotted; • any regulatory body commences any public action against an officer of the Company in his or her capacity as an officer of the Company or announces that it intends to take any such action or an officer of the Company is charged with an indictable offence or is disqualified from managing a corporation under the Corporations Act; • any government or any governmental or regulatory body issues, or threatens to issue, proceedings or commences any inquiry or investigation into the Company, the Group or the Placement; • hostilities not presently existing at the date of the Underwriting Agreement commence (whether war has been declared or not) or an escalation in existing hostilities occurs (whether war has been declared or not) involving any one or more of certain prescribed countries or geographical areas including (without limitation) Israel, Iran or Gaza, or a terrorist act is perpetrated on any of those countries or any diplomatic, military, commercial or political establishment of any of these countries elsewhere in the world or: • chemical, biological or nuclear weapons of any sort are used in connection with; or • the military of any member state of the North Atlantic Treaty Organization becomes directly involved in, • the Ukraine and Russia conflict that is ongoing at the date of the Underwriting Agreement; • the ASX/S&P 300 Index falls by 12% or more below its level at market close on the trading day immediately prior to the date of the Underwriting Agreement; • (*) there is introduced or there is a public announcement of a proposal to introduce, into the Parliament of Australia, New Zealand or any State of Australia a new law, or the Reserve Bank of Australia, or any Commonwealth or State authority, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of the Underwriting Agreement); or • (*) any of the following occurs: ─ a general moratorium on commercial banking activities in certain prescribed countries is declared by the relevant central banking authority in any of those countries, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries; ─ trading in all securities quoted or listed on certain prescribed stock exchanges is suspended or limited in a material respect for one day (or a substantial part of one day) on which that exchange is open for trading (other than non-market linked outages including disruptions due to the CHESS settlement operations being unable to complete the settlement process) or a Level 3 "market-wide circuit breaker" is implemented by the New York Stock Exchange upon a 20% decrease against the prior day's closing price of the S&P 500 Index only; or ─ there is any adverse change to the existing financial markets, political or economic conditions of, or currency exchange rates or controls in certain prescribed countries, or the international financial markets or any prospective adverse change in national or international political, economic or financial conditions; or • there is an event, occurrence or non-occurrence after the execution of the Underwriting Agreement which makes it illegal or commercially impracticable for the Joint Lead Managers to satisfy a material obligation under the Underwriting Agreement, or to market, promote or settle the offer of Institutional Placement Shares or to market or promote the conditional Placement Shares or Placement Shares, or that causes the Joint Lead Managers to delay satisfying a material obligation under the Underwriting Agreement, including, without limitation: ─ any acts, statute, order, rule, regulation, directive or request of any government agency, orders of any courts, lockdowns, lock-outs, forced closures, restrictions on mobility, or interruptions or restrictions in transportation which has this impact; or ASX: NVX | Nasdaq: NVX 41

Summary of Underwriting Agreement (cont.) ─ any acts of God or other natural forces, civil unrest or other civil disturbance, currency restriction, embargo, action or inaction by a government agency, or any other event similar to those enumerated above. In relation to the Conditional Placement: • any of the conditions precedent in clause 2.3 of the Underwriting Agreement do not continue to be satisfied or are not waived by the Joint Lead Managers; • the Company does not give the Joint Lead Managers by 9.00am on the settlement date of the Conditional Placement, a Certificate in the form set out in the Underwriting Agreement; • the Pre-commitment Letter executed by P66 in relation to the Conditional Placement is terminated, rescinded, breached or varied, or a condition precedent to the Pre-commitment Letter becomes incapable of being satisfied (in the reasonable opinion of the Joint Lead Managers); or • any of the following occurs: ─ the Company does not prepare and provide the draft EGM Notice to the Joint Lead Managers for review prior to providing to ASX for review (or does not incorporate reasonable comments from the Joint Lead Managers in the EGM Notice); ─ the Company does not submit the draft EGM Notice to ASX for review in accordance with ASX Listing Rule 15.1.4 (in a form and substance satisfactory to the Joint Lead Managers, acting reasonably); ─ the Company does not obtain the Written Confirmation from ASX before the EGM Notice is released on ASX; ─ the Company does not release on ASX the EGM Notice on or before the date that is 7 business days after the Announcement Time in a form and substance satisfactory to the Joint Lead Managers, acting reasonably; ─ a director of the Company withdraws his or her recommendation to vote in favour of the Ordinary Resolution prior to the conclusion of the EGM; or ─ ASX withdraws its Written Confirmation, or objects to the holding of the EGM, prior to the conclusion of the EGM. • The Underwriting Agreement provides that the Joint Lead Managers may not terminate the Underwriting Agreement in reliance on any of the above termination events denoted with an asterisk (*) unless the Joint Lead Managers has reasonable grounds to believe and does believe that the relevant event: ‒ will, or is likely to, give rise to a liability of the Joint Lead Managers under, or give rise to, or result in, the Joint Lead Managers contravening, or being considered to be involved in a contravention of, any applicable law; or ‒ has or may have a material adverse effect on: ▪ the marketing, settlement or outcome of the Placement or the Institutional Placement or the Conditional Placement, or on the ability of the Joint Lead Managers to market or promote the Placement or the Institutional Placement or the Conditional Placement or settle the Institutional Placement; ▪ the likely trading price of the Shares (including and of the Placement Shares, the Institutional Placement Shares and the Conditional Placement Shares); or ▪ the willingness of investors to subscribe for Placement Shares or the Institutional Placement Shares or the Conditional Placement Shares. If the Joint Lead Managers terminate their obligations under the Underwriting Agreement, their obligations under the Underwriting Agreement will immediately end. In this summary: • "Group" means the Company and each of its related bodies corporate and subsidiaries; • "Timetable" means the timetable for the Placement as described in the Underwriting Agreement. ASX: NVX | Nasdaq: NVX 42

Foreign Selling Restrictions This document does not constitute an offer of new ordinary shares ("New Shares") of the Company in any jurisdiction in which it would be unlawful. In particular, this document may not be distributed to any person, and the New Shares may not be offered or sold, in any country outside Australia except to the extent permitted below. Canada (British Columbia, Ontario and Quebec provinces) This document constitutes an offering of New Shares only in the Provinces of British Columbia, Ontario and Quebec (the "Provinces"), only to persons to whom New Shares may be lawfully distributed in the Provinces, and only by persons permitted to sell such securities. This document is not a prospectus, an advertisement or a public offering of securities in the Provinces. This document may only be distributed in the Provinces to persons who are "accredited investors" within the meaning of National Instrument 45-106 – Prospectus Exemptions, of the Canadian Securities Administrators. No securities commission or authority in the Provinces has reviewed or in any way passed upon this document, the merits of the New Shares or the offering of the New Shares and any representation to the contrary is an offence. No prospectus has been, or will be, filed in the Provinces with respect to the offering of New Shares or the resale of such securities. Any person in the Provinces lawfully participating in the offer will not receive the information, legal rights or protections that would be afforded had a prospectus been filed and receipted by the securities regulator in the applicable Province. Furthermore, any resale of the New Shares in the Provinces must be made in accordance with applicable Canadian securities laws. While such resale restrictions generally do not apply to a first trade in a security of a foreign, non-Canadian reporting issuer that is made through an exchange or market outside Canada, Canadian purchasers should seek legal advice prior to any resale of the New Shares. The Company as well as its directors and officers may be located outside Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon the Company or its directors or officers. All or a substantial portion of the assets of the Company and such persons may be located outside Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or such persons outside Canada. Any financial information contained in this document has been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board. Unless stated otherwise, all dollar amounts contained in this document are in Australian dollars. Statutory rights of action for damages and rescission. Securities legislation in certain Provinces may provide a purchaser with remedies for rescission or damages if an offering memorandum contains a misrepresentation, provided the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s Province. A purchaser may refer to any applicable provision of the securities legislation of the purchaser’s Province for particulars of these rights or consult with a legal adviser. Certain Canadian income tax considerations. Prospective purchasers of the New Shares should consult their own tax adviser with respect to any taxes payable in connection with the acquisition, holding or disposition of the New Shares as there are Canadian tax implications for investors in the Provinces. Language of documents in Canada. Upon receipt of this document, each investor in Canada hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the New Shares (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes(incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement. ASX: NVX | Nasdaq: NVX 43

Foreign Selling Restrictions (cont.) European Union (excluding Austria) This document has not been, and will not be, registered with or approved by any securities regulator in the European Union. Accordingly, this document may not be made available, nor may the New Shares be offered for sale, in the European Union except in circumstances that do not require a prospectus under Article 1(4) of Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union (the “Prospectus Regulation”). In accordance with Article 1(4)(a) of the Prospectus Regulation, an offer of New Shares in the European Union is limited to persons who are “qualified investors” (as defined in Article 2(e) of the Prospectus Regulation). Hong Kong WARNING: This document has not been, and will not be, registered as a prospectus under the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, nor has it been authorised by the Securities and Futures Commission in Hong Kong pursuant to the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong (the "SFO"). No action has been taken in Hong Kong to authorise or register this document or to permit the distribution of this document or any documents issued in connection with it. Accordingly, the New Shares have not been and will not be offered or sold in Hong Kong other than to "professional investors" (as defined in the SFO and any rules made under that ordinance). No advertisement, invitation or document relating to the New Shares has been or will be issued, or has been or will be in the possession of any person for the purpose of issue, in Hong Kong or elsewhere that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New Shares that are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors. No person allotted New Shares may sell, or offer to sell, such securities in circumstances that amount to an offer to the public in Hong Kong within six months following the date of issue of such securities. The contents of this document have not been reviewed by any Hong Kong regulatory authority. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this document, you should obtain independent professional advice. Israel The New Shares have not been registered, and no prospectus will be issued, under the Israeli Securities Law, 1968 (the "Securities Law"). Accordingly, the New Shares will only be offered and sold in Israel pursuant to private placement exemptions, namely to no more than 35 offerees who fall within a category of sophisticated investor as described in the First Addendum of the Securities Law. Neither this document nor any activities related to the Offer shall be deemed to be the provision of investment advice. If any recipient of this document is not the intended recipient, such recipient should promptly return this document to the Company. This document has not been reviewed or approved by the Israeli Securities Authority in any way. Korea The Company is not making any representation with respect to the eligibility of any recipients of this document to acquire the New Shares under the laws of Korea, including the Foreign Exchange Transaction Act and regulations thereunder. The New Shares have not been, and will not be, registered under the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”) and therefore may not be offered or sold (directly or indirectly) in Korea or to any resident of Korea or to any persons for re-offering or resale in Korea or to any resident of Korea (as defined under the Foreign Exchange Transaction Act of Korea and its enforcement decree), except as permitted under the applicable laws and regulations of Korea. Accordingly, the New Shares may not be offered or sold in Korea other than to “accredited investors” (as defined in the FSCMA). ASX: NVX | Nasdaq: NVX 44

Foreign Selling Restrictions (cont.) New Zealand This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the "FMC Act"). The New Shares are not being offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) other than to a person who: • is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act; • meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act; • is large within the meaning of clause 39 of Schedule 1 of the FMC Act; • is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or • is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act Norway This document has not been approved by, or registered with, any Norwegian securities regulator under the Norwegian Securities Trading Act of 29 June 2007 no. 75. Accordingly, this document shall not be deemed to constitute an offer to the public in Norway within the meaning of the Norwegian Securities Trading Act. The New Shares may not be offered or sold, directly or indirectly, in Norway except to “professional clients” (as defined in the Norwegian Securities Trading Act). Singapore This document and any other materials relating to the New Shares have not been, and will not be, lodged or registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this document and any other document or materials in connection with the offer or sale, or invitation for subscription or purchase, of New Shares, may not be issued, circulated or distributed, nor may the New Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore except pursuant to and in accordance with exemptions in Subdivision (4) Division 1, Part 13 of the Securities and Futures Act 2001 of Singapore (the “SFA”) or another exemption under the SFA. This document has been given to you on the basis that you are an “institutional investor” or an “accredited investor” (as such terms are defined in the SFA). If you are not such an investor, please return this document immediately. You may not forward or circulate this document to any other person in Singapore. Any offer is not made to you with a view to the New Shares being subsequently offered for sale to any other party in Singapore. On-sale restrictions in Singapore may be applicable to investors who acquire New Shares. As such, investors are advised to acquaint themselves with the SFA provisions relating to resale restrictions in Singapore and comply accordingly. Switzerland The New Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange or on any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the New Shares constitutes a prospectus or a similar notice, as such terms are understood under art. 35 of the Swiss Financial Services Act or the listing rules of any stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the New Shares may be publicly distributed or otherwise made publicly available in Switzerland. The New Shares will only be offered to investors who qualify as "professional clients" (as defined in the Swiss Financial Services Act). This document is personal to the recipient and not for general circulation in Switzerland. No offering or marketing material relating to the New Shares has been, nor will be, filed with or approved by any Swiss regulatory authority or authorised review body. In particular, this document will not be filed with, and the offer of New Shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”). United Arab Emirates This document does not constitute a public offer of securities in the United Arab Emirates and the New Shares may not be offered or sold, directly or indirectly, to the public in the UAE. Neither this document nor the New Shares have been approved by the Securities and Commodities Authority (“SCA”) or any other authority in the UAE. No marketing of the New Shares has been, or will be, made from within the UAE other than in compliance with the laws of the UAE and no subscription for any securities may be consummated within the UAE. This document may be distributed in the UAE only to “professional investors” (as defined in the SCA Board of Directors’ Decision No.13/RM of 2021, as amended). No offer of New Shares will be made to, and no subscription for New Shares will be permitted from, any ASX: NVX | Nasdaq: NVX 45

Foreign Selling Restrictions (cont.) person in the Abu Dhabi Global Market or the Dubai International Financial Centre. United Kingdom Neither this document nor any other document relating to the offer has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended ("FSMA")) has been published or is intended to be published in respect of the New Shares. The New Shares may not be offered or sold in the United Kingdom by means of this document or any other document, except in circumstances that do not require the publication of a prospectus under section 86(1) of the FSMA. This document is issued on a confidential basis in the United Kingdom to "qualified investors" within the meaning of Article 2(e) of the UK Prospectus Regulation. This document may not be distributed or reproduced, in whole or in part, nor may its contents be disclosed by recipients, to any other person in the United Kingdom. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received in connection with the issue or sale of the New Shares has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of the FSMA does not apply to the Company. In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 ("FPO"), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together "relevant persons"). The investment to which this document relates is available only to relevant persons. Any person who is not a relevant person should not act or rely on this document. ASX: NVX | Nasdaq: NVX 46

Appendix

# Proprietary Process Technologies Lead the Clean Energy Transformation

## NOVONIX ESG Commitment

### Environmental
Our mission is to develop innovative, sustainable technologies and high-performance materials to service the electric vehicle and energy storage industries

### Social
The health, safety, and wellbeing of our employees and the communities we operate in are essential to NOVONIX's success and growth

### Governance
NOVONIX believes corporate governance is central to its business objectives and a critical element contributing to the preservation of shareholder value

## Environmental Benefits of NOVONIX Technology

| | Anode Technology | Cathode Technology |
|---|---|---|
| **Inputs** | • Clean power sources[1]<br>• High purity input materials | • Reduced power requirements<br>• No reagents |
| **Process** | • Proprietary furnace and process technology<br>• Increased energy efficiency<br>• No chemical purification | • Proprietary all-dry, zero-waste cathode synthesis technology<br>• Simplified processing requirements and flowsheet |
| **Outputs** | • Support higher-performance lithium-ion batteries resulting in longer life<br>• Negligible facility emissions<br>• LCA[2] demonstrated a ~60% decrease in global warming potential | • No sodium sulfate waste<br>• Eliminates process waste-water<br>• Negligible facility emissions |

1. Tennessee Valley Authority, 2022 Sustainability Report notes 52% of power is from carbon-free sources
2. The LCA conducted by Minviro Ltd. demonstrated a ~60% decrease in global warming potential relative to conventional anode grade synthetic graphite versus Chinese product

NOVONIX
ASX: NVX | Nasdaq: NVX
48

NOVONIX is at the Forefront of Battery Technology UHPC Hardware Enables Quick Reliable Predictions of Battery Lifetime UHPC R&D Services Materials Development and Characterization Cell Design and Prototyping Cell Testing Analytical materials lab Pouch and cylindrical cell manufacturing pilot line Diagnostic tools and performance testing NOVONIX Battery Technology Solutions provides cutting edge technology that is highly sought after for R&D services to create the next generation battery — potentially accelerating R&D from years to weeks with proprietary technology ASX: NVX | Nasdaq: NVX 49